December 9, 2021

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Rebecca Ament Marquigny, Esq.

VIA EDGAR

Re:	Registrant:	Natixis Funds Trust IV
	File No.:	811-09945
	Filing Type:	Form N-1A

Dear Ms. Marquigny:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by WebEx on November 2, 2021, regarding the post-effective amendment to Natixis Funds Trust IV (the “Registrant”) registration statement on Form N-1A for the Natixis Sustainable Future 2065 Fund (the “Fund”), which was filed with the Commission on October 1, 2021 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Please note that the Registration Statement is scheduled to become effective automatically on December 15, 2021.

1.

Comment. Please provide the Staff with completed “Shareholder Fees” and “Annual Fund Operating Expenses” tables and a completed “Expense Example” table before the effective date of the Registration Statement.

Response. Below, please find the completed “Shareholder Fees” and “Annual Fund Operating Expenses” tables and the completed expense example:

Shareholder Fees

(fees paid directly from your investment)	Class N	Class Y
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None	None
Maximum deferred sales charge (load) (as a percentage of original purchase price or redemption proceeds, as applicable)
	None	None
Redemption fees	None	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)	Class N	Class Y
Management fees	0.22%	0.22%
Distribution and/or service (12b-1) fees	0.00%	0.00%
Other expenses[1]	5.82%	5.92%
Acquired fund fees and expenses[2]	0.28%	0.28%
Total annual fund operating expenses	6.32%	6.42%
Fee waiver and/or expense reimbursement[3]	5.72%	5.77%
Total annual fund operating expenses after fee waiver and/or expense reimbursement	0.60%	0.65%

[1]	Other expenses are estimated for the current fiscal year, as this share class is not currently available for purchase.
[2]	Acquired fund fees and expenses are estimated for the current fiscal year.
[3]

Natixis Advisors, LLC (the “Adviser”) has given a binding contractual undertaking to the Fund to limit the amount of the Fund’s total annual fund operating expenses, including expenses of the underlying funds in which the Fund invests, to 0.60% and 0.65% of the Fund’s average daily net assets for Class N and Y shares, respectively, exclusive of brokerage expenses, interest expense, taxes, organizational and extraordinary expenses, such as litigation and indemnification expenses. This undertaking is in effect through May 31, 2023, and may be terminated before then only with the consent of the Fund’s Board of Trustees. The Adviser will be permitted to recover, on a class-by-class basis, management fees waived and/or expenses reimbursed to the extent that a class’ total annual fund operating expenses fall below both (1) the class’ applicable expense limitation at the time such amounts were waived/reimbursed and (2) the class’ current applicable expense limitation. The Fund will not be obligated to repay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fees or expenses were waived/reimbursed.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods (except where indicated). The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, except that the example is based on the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement assuming that such waiver and/or reimbursement will only be in place through the date noted above and on the Total Annual Fund Operating Expenses for the remaining periods. The example does not take into account brokerage commissions and other fees to financial intermediaries that you may pay on your purchases and sales of shares of the Fund. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years
Class N	$61	$1,113
Class Y	$66	$1,135

2.

Comment. The Item 4 Principal Investment Strategies section should include an abridged version of the Item 9 equity and fixed income narrative. In Item 4(a) please identify each investment segment and specific underlying funds described in Item 9 and briefly outline the ESG focus area for each. Please indicate if the underlying funds will exclude certain industries based on ESG screens.

Response. The Registrant respectfully submits that the detail requested by the Staff is already contained in the paragraphs that follow the sub-headers “Equity” and “Fixed Income” within the Item 9 “Principal Investment Strategies” section disclosure.

3.

Comment. The Fund’s name includes the word “Sustainable.” The Staff believes the word “sustainable” suggests a type of investment and therefore the Fund should include an 80% name rule policy for the word “sustainable” in the section entitled “Principal Investment Strategies” (Items 4 and 9).

Response. The Registrant fully appreciates the Staff’s comment regarding Rule 35d-1 and has evaluated the comment with regard to the Fund, and has considered the broader implications of this comment on a number of other funds within the fund complex. The Registrant is aware that the Commission is considering proposing changes to Rule 35d-1 and will continue to evaluate the comment with respect to the Fund’s annual registration statement update.

Based on considerable legal research and analysis, the Registrant respectfully submits that an 80% policy with respect to the term “sustainable” is not required because such term refers to an investment strategy of the Fund, rather than a type of investment. The Registrant notes that Rule 35d-1 requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. However, the Staff stated in the releases proposing and adopting Rule 35d-1 that the rule does not apply to a fund name that connotes a type of investment strategy. The Registrant notes that the term “sustainable” in each Fund’s name refers to the Fund’s investment strategy that considers such factors as the environmental, social and governance practices of issuers. Accordingly, the Registrant respectfully submits that Rule 35d-1 does not currently require an 80% policy with respect to the term “sustainable” in the Fund’s name.

Further, the Registrant notes that the Staff recently published a request for comments on Rule 35d-1, in which the Staff sought comments as to whether “the Names Rule [should] apply to terms such as ‘ESG’ or ‘sustainable’ that reflect certain qualitative characteristics of an investment.” See Request for Comments on Fund Names, Investment Company Act Rel. No. 33809 (Mar. 2, 2020). The Registrant believes that this request for comment further demonstrates that Rule 35d-1 does not currently require funds with “sustainable” in their name to adopt an 80% policy. If the Commission amends Rule 35d-1 to specifically include “sustainable” as a term subject to Rule 35d-1, the Registrant will respond accordingly.

4.

Comment. In the corresponding Item 9 penultimate paragraph, please clarify how the Fund shifts from equity to fixed income over time. Specifically, please disclose how the Adviser determines the most advantageous type of fixed income instruments for that process.

Response. In response to the Staff’s comment, the Registration has revised the disclosure as follows:

The following glide path represents the shifting of equity and fixed-income allocations over time and shows how the Fund’s asset mix becomes more conservative as the target date approaches and passes. As investors approach and move through retirement, they transition from living on active income to relying on passive income sources, and therefore become more sensitive to capital losses. As a result, an investor will transition to larger and larger fixed income allocations. Additionally, the Fund’s fixed income exposure overall is purposefully higher in quality, which improves its ballast to equity risk. This reflects individuals’ expected need for reduced market risks as retirement approaches and for low portfolio volatility after retirement. The Fund is a “through” target date fund. This means that the Fund is expected to reach its final allocations approximately 10 years past its target year.

5.

Comment. Pursuant to Item 4(b)(1)(iii) of Form N-1A, if the Fund is advised by or sold through an insured depository institution, please state in the “Principal Investment Risks” section that an investment in the Fund is not a deposit of the bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Response. The required disclosure, which currently appears under the Fund’s Table of Contents, has been moved to the “Principal Investment Risks” section of the Prospectus.

6.

Comment. In the “ESG Investing Risk” summary please clarify that the primary fund’s control over its intended ESG strategy may be limited if the underlying funds in which it invests rely on other ESG scoring providers or other ESG data.

Response. The Registrant has carefully considered the Staff’s comment. The Registrant notes that the “Principal Investment Strategies” section of each Fund’s Summary Prospectus includes the following disclosure:

“Consistent with the Fund’s multi-disciplinary structure and as described in more detail below, the advisers or subadvisers to the Fund’s segments and underlying funds may consider material ESG factors differently in their investment processes. For example, there may be differences in how they source ESG-related research (proprietary versus third party), the extent to which they actively engage with company management, and/or their focus on companies whose products and services are designed to directly address and/or benefit from long-term environmental, social or governance trends.”

The Registrant respectfully submits that the potential for variability and differing approaches to ESG by the underlying funds, including ESG-related research, is appropriately disclosed in each Fund’s Summary Prospectus. Accordingly, the Registrant respectfully declines to revise the disclosure under “ESG Investing Risk.”

7.

Comment. In correspondence dated May 25, 2021, you identified MSCI ESG Data and Analytics as the primary provider used by AIA to analyze potential investments for the U.S. Large Cap Value ESG Segment and summarized their methodology. Please include that information under the “Principal Investment Strategies” section of the prospectus for the AIA U.S. Large Cap Value ESG Segment, as it is material information.

Response. In response to the Staff’s comment, the Registration has revised the following disclosure:

Active Index Advisors® (“AIA”) U.S. Large Cap Value ESG Segment – This segment, managed by the Natixis Investment Managers Solutions (“Solutions”) division of Natixis Advisors, consists of a well-diversified portfolio of stocks that is designed to track the performance results and risk characteristics of the S&P 500® Value Index. Solutions creates the investable universe using third party ESG ratings and controversy scores (i.e., a measurement impacted by a company’s exposure to negative ESG events and/or practices) and invests in companies with above-average ESG risk management practices, aiming to reduce the risks associated with poor ESG risk management practices and severe controversies. Solutions then applies an optimization process that seeks to construct a portfolio of stocks that replicates the characteristics and returns of the index while aiming to keep tracking error low. Solutions may sell a security due to a decline in its ESG rating, to adjust tracking error relative to the index or for risk management purposes. The particular securities and weight that Solutions holds in each security are managed in a systematic process that uses a risk model and optimization. The optimization function seeks to replicate the characteristics and returns of the index (i.e., minimize tracking error) while exclusively investing in the universe of companies selected on the basis of ESG characteristics.

8.

Comment. In correspondence dated May 25, 2021, in response to Comment 7 you stated that AIA’s process with respect to the U.S. Large Cap Value ESG Segment “begins by identifying companies with attractive ESG characteristics. The particular securities and weight that AIA holds in each security are managed in a systematic process that uses a risk model and optimization. The optimization function seeks to replicate the characteristics and returns of the index (i.e., minimize tracking error) while exclusively investing in the universe of companies selected on the basis of ESG characteristics.” Please include the last two sentences of the response in Item 9.

Response. Please see response to Comment 7.

9.

Comment. We note that the WCM Focused International Growth Fund is a fund that may consider ESG issues. Please consider our previous comment to explain supplementally why it is appropriate to consider this underlying fund an ESG investment consistent with the fund’s name.

Response. As noted above, the Adviser sometimes may allocate a portion of the fund’s assets to underlying funds whose managers integrate ESG factors into their investment processes; the WCM Focused International Growth Fund is such an underlying fund.

10.

Comment. Under the “More About Risks” section of the Prospectus, the “ESG Investing Risk” disclosure states “Views on what constitutes ‘ESG investing’, and therefore what investments are appropriate for a fund that has an ESG investment approach, may differ by fund, adviser and investor.” However, this statement does not explain why a strategy that may rely on inconsistent or non-comparable ESG data may pose a risk to investors. Please explain more clearly the risk such a strategy can involve.

Response. The Registrant has carefully considered the Staff’s comment. The Registrant notes that the “Principal Investment Strategies” section of each Fund’s Summary Prospectus includes the following disclosure:

“Consistent with the Fund’s multi-disciplinary structure and as described in more detail below, the advisers or subadvisers to the Fund’s segments and underlying funds may consider material ESG factors differently in their investment processes. For example, there may be differences in how they source ESG-related research (proprietary versus third party), the extent to which they actively engage with company management, and/or their focus on companies whose products and services are designed to directly address and/or benefit from long-term environmental, social or governance trends.”

The Registrant respectfully submits that the potential for variability and differing approaches to ESG by the underlying funds, including ESG-related research, is appropriately disclosed in each Fund’s Summary Prospectus. Accordingly, the Registrant respectfully declines to revise the disclosure under “ESG Investing Risk.”

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete
John M. DelPrete
Assistant Secretary
Natixis Funds Trust IV

cc:	Natalie Wagner, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.